SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Cocrystal Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

19188J300
(CUSIP Number)

Phillip Frost, M.D. Frost Gamma Investments Trust Steven D. Rubin 4400 Biscayne Boulevard Miami, Florida 33137 (305) 575-6015
(Name, address and telephone number of person authorized to receive notices and communications)

June 9, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188J300	Schedule 13D	PAGE 2 of 6

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,726,306 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,726,306 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,726,306 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 3,655,265 shares of common stock, par value $0.001 per share (the “Common Stock”), of Cocrystal Pharma, Inc. (the “Issuer”) held by Frost Gamma Investments Trust (“FGIT”), which is controlled by Dr. Frost as sole trustee; and (ii) options to acquire 71,041 shares of Common Stock, which are exercisable within 60 days.

(2)	Calculated based on (i) 97,468,755 shares outstanding as of May 14, 2021, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2021 (“Form 10-Q”); and (ii) 71,041 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

CUSIP No. 19188J300	Schedule 13D	PAGE 3 of 6

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,655,265
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,655,265
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,655,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 97,468,755 shares outstanding as of May 14, 2021, as reported by the Issuer in its Form 10-Q.

CUSIP No. 19188J300	Schedule 13D	PAGE 4 of 6

1	NAME OF REPORTING PERSONS Steven D. Rubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,489 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,489 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,489 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 24,448 shares of Common Stock; and (ii) 82,041 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(2)	Calculated based on (i) 97,468,755 shares outstanding as of May 14, 2021, as reported by the Issuer in its Form 10-Q; and (ii) 82,041 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

CUSIP No. 19188J300	Schedule 13D	PAGE 5 of 6

EXPLANATORY NOTE

This Amendment No. 4 (the “Amendment”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons (as defined below) and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Cocrystal Pharma, Inc. (the “Issuer”). This Amendment is being filed as a result of a change in the Issuer’s issued and outstanding Common Stock and, where so stated, amends and supplements Amendment No. 3 to the Schedule 13D filed by OPKO Health, Inc. a Delaware corporation (“OPKO”), Phillip Frost, M.D. (“Dr. Frost”), Frost Gamma Investments Trust (“FGIT”), and Steven D. Rubin (“Mr. Rubin”) (collectively, the “Reporting Persons”) filed with the SEC on November 19, 2020, Amendment No. 2 to the Schedule 13D filed with the SEC on March 10, 2020, which amended and supplemented the statement on Amendment No. 1 filed with the SEC on November 22, 2019, which amended and supplemented the statement on Schedule 13D filed with the SEC on May 9, 2019 (the “May 2019 Schedule 13D”), which amended and restated the (i) Schedule 13D originally filed on December 5, 2014 filed jointly by OPKO, Dr. Frost, FGIT, Mr. Rubin and certain other persons (the “Original 13D”), as amended with respect to Dr. Frost, FGIT, Mr. Rubin and certain other persons by Amendment No. 1 filed on June 19, 2018 and Amendment No. 2 filed on March 19, 2019, and (ii) Schedule 13G filed by OPKO on May 10, 2017, as amended on February 2, 2018 and February 14, 2019. This Amendment is being filed solely by the Reporting Persons and does not amend or supplement the Original 13D or any other amendments thereto with respect to any other persons that jointly filed the Original 13D with the Reporting Persons. Except as set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the May 2019 Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the May 2019 Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a)-(c), (e) are hereby amended and restated to read as follows:

(a) Dr. Frost holds 71,041 shares of Common Stock issuable upon exercise of options exercisable within 60 days. Dr. Frost, as the sole trustee of FGIT, may be deemed to beneficially own the 3,655,265 shares of Common Stock beneficially owned by FGIT. The 3,726,306 shares of Common Stock beneficially owned by Dr. Frost constitute approximately 3.8% of the Issuer’s issued and outstanding shares, based on (i) 97,468,755 shares outstanding as of May 14, 2021, as reported by the Issuer in its Form 10-Q; and (ii) 71,041 shares of Common Stock issuable upon exercise of options exercisable within 60 days. FGIT holds 3,655,265 shares of Common Stock or approximately 3.8% of the Issuer’s issued and outstanding shares, based on 97,468,755 shares outstanding as of May 14, 2021, as reported by the Issuer in its Form 10-Q.

Mr. Rubin holds (i) 24,448 shares of Common Stock; and (ii) 82,041 shares of Common Stock issuable upon exercise of options exercisable within 60 days, or approximately 0.1% of the Issuer’s issued and outstanding shares, based on (i) 97,468,755 shares outstanding as of May 14, 2021, as indicated by the Issuer in its Form 10-Q; and (ii) 82,041 shares of Common Stock owned by Mr. Rubin and issuable upon exercise of options exercisable within 60 days.

(b) Dr. Frost, as the sole trustee of FGIT, has sole voting and dispositive power over 3,655,265 shares of Common Stock beneficially owned by FGIT. Dr. Frost individually owns and has sole voting and dispositive power with respect to 71,041 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

FGIT directly beneficially owns 3,655,265 shares of Common Stock. Dr. Frost is the sole trustee of FGIT and has sole voting and dispositive power with respect to 3,655,265 shares of Common Stock.

Mr. Rubin individually owns and has sole voting and dispositive power with respect to 24,448 shares of Common Stock and 82,041 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(c) There have been no transactions in the Common Stock effected by the Reporting Persons in the last 60 days

(e) As of June 9, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock. This Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

CUSIP No. 19188J300	Schedule 13D	PAGE 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Phillip Frost, M.D.

Dated:	June 9, 2021	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.

Frost Gamma Investments Trust

Dated:	June 9, 2021	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Trustee

Steven D. Rubin

Dated:	June 9, 2021	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin